United States securities and exchange commission logo





                              October 7, 2021

       Daniel S. Webb
       Chief Executive Officer and Chief Financial Officer
       Worldwide Webb Acquisition Corp.
       770 E Technology Way F13-16
       Orem, UT 84097

                                                        Re: Worldwide Webb
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 30,
2021
                                                            File No. 333-259801

       Dear Mr. Webb:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 filed September 30, 2021

       Cover Page

   1. We note eleven anchor investors will purchase 99.3% of the offered shares and your disclosure on page 53
of the Nasdaq listing requirements that you have a minimum of 400 round lot holders.
Please disclose the risks and impact these anchor investors may have on the registrant's
ability to meet the listing requirements given the limited public distribution, trading
volume, volatility and liquidity of your securities resulting from such concentration.
 Daniel S. Webb
FirstName
WorldwideLastNameDaniel    S.Corp.
                             Webb
            Webb Acquisition
Comapany
October    NameWorldwide Webb Acquisition Corp.
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
Capitalization, page 85

2. Your disclosure on page 85 indicates that you will account for the excess of fair value over consideration of the 1,250,000 founder shares to be sold to the anchor investors as a cost of the offering in accordance with SAB Topic 5A and SAB Topic 5T. Please respond to the following:
             Tell us the business purpose for the sponsor selling a portion of their founder shares to the anchor investors at $0.005 per share.
             Tell us why this is accounted for as a cost of the offering rather than a compensation expense. Tell us the authoritative literature upon which you are relying in accounting for this transaction.
             In light of the fact that you have determined that the warrants issued as part of the units are to be accounted for as warrant liabilities based on the guidance in ASC 815-
              40, please tell us why you determined that the entire excess of fair value over the consideration paid by the anchor investors would be included as part of additional paid in capital, as opposed to a portion of the offering costs being allocated to the warrant liabilities and expensed as incurred.
Note 2   Summary of Significant Accounting Policies, page F-10

3. We note that your balance sheets disclose accrued offering and formation costs that are
         70.6% and 100% of current liabilities at 06/30/21 and 03/05/21, while your statements of operations disclose formation costs that are 100% of net loss for the periods ended
         06/30/21 and 03/05/21. Please revise to disclose the nature of your formation costs, your related accounting policy with reference to the accounting literature upon which it is based, and explain and quantify all significant transactions in the period(s).
 Daniel S. Webb
FirstName
WorldwideLastNameDaniel    S.Corp.
                             Webb
            Webb Acquisition
Comapany
October    NameWorldwide Webb Acquisition Corp.
        7, 2021
October
Page 3 7, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217
with any other questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance